                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 1999


                         Commission file number: 1-5256






        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)

Item 1. Changes in the Plan

Effective September 1, 1999: nonhighly compensated participants may contribute from 2% to 15% of their compensation to the Plan (however, for highly compensated employees, the limit will remain at 10%); the one year wait for plan entry was eliminated, employees are now eligible to participate immediately after being hired; and participants will provide investment direction by telephone by using the voice response system, participant services representative or by the internet.

Item 2. Changes in Investment Policy

Effective September 1, 1999, VF Corporation (the Corporation) appointed Fidelity Institutional Retirement Services Company as Plan Recordkeeper. The Plan offers 10 core investment options and a Mutual Fund Window administered by Fidelity.

Item 3. Contributions Under the Plan

Contributions made by the Corporation are measured by reference to the employees' contributions and are not discretionary.

Item 4. Participating Employees

There were approximately 8,273 enrolled participants in the Plan as of December 31, 1999, out of approximately 10,832 eligible employees.

Item 5. Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the VF Corporation Pension Plan Committee, is comprised of the following officers of the Corporation:
         Candace Cummings, Vice President - Administration, General Counsel & Secretary; Frank C. Pickard III, Vice President - Treasurer; and Louis
         J. Fecile, Vice President - Employee Benefits. All committee persons are located at the Corporation's headquarters: 628 Green Valley Road, Suite 500, Greensboro, NC 27408. Each of these individuals is an employee of the Corporation. The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Corporation.

Item 6. Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank, n.a., subject to the direction of each of the participants of the Plan regarding the investment fund or funds for existing account balances and future contribution elections.

(b)      The custodian's compensation is paid by the Corporation.

(c)      No bond was furnished or is required to be furnished by the Trustee.

Item 7. Reports to Participating Employees

Each participant receives a quarterly statement showing the amounts contributed by him/her to each of the funds during the calendar quarter and the market values of investments as of the end of each quarter. The statement also shows the Corporation's matching contributions allocated to the participant through the Employee Stock Ownership Plan, which are invested in VF Corporation Series B Preferred Stock (ESOP Preferred Stock), and the fair values based on the preferred stock's stated redemption price of $30.875 per share or 160% of the market value of the Corporation's Common Stock, whichever is greater.


Item 8. Investment of Funds

Each participant by using the Fidelity Voice Response System or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

- Money Market Fund
- Fixed Income Fund
- Balanced Fund
- Equity Growth & Income Fund
- Index 500 Fund
- Dividend Growth Fund
- Small-Cap Value Fund
- Small-Cap Growth Fund
- Foreign Fund
- VF Corporation Common Stock Fund (investing in common stock of the
  Corporation)
- Mutual Fund Window

The Corporation's matching contributions go solely to the ESOP. These contributions are allocated to participants who receive full value in the form of ESOP Preferred Stock and are used by the ESOP to pay principal and debt service on a loan from the Corporation.

Brokerage commissions of $6,514, $6,579 and $4,233 for the years ended December 31, 1999, 1998 and 1997 were paid by the Trustee to acquire and sell the Corporation's common stock for the Plan.

Item 9. Financial Statements and Exhibits

(a)  Financial Statements                                               Page No.

Report of Independent Accountants                                          6

Statements of Net Assets Available for Benefits
        December 31, 1999 and 1998                                         7

Statements of Changes in Net Assets Available for Benefits -
        For the Years Ended December 31, 1999, 1998 and 1997               8

Notes to Financial Statements                                              9

Supplemental Schedules*:
        Line 27a - Schedule of Assets Held for Investment Purposes        19

        Line 27d - Schedule of Reportable Transactions                    20

         * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)     Exhibits

               Exhibit 23.1 - Consent of Independent Accountants          21

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                     VF Corporation Tax-Advantaged Savings Plan
                                           for Salaried Employees



                                     By: /s/ Louis J. Fecile
                                        -----------------------------------
                                         Louis J. Fecile
                                         Vice President - Employee Benefits
                                         VF Corporation


Date: April 24, 2000

                        Report of Independent Accountants
                        ---------------------------------


VF Corporation Pension Plan Committee
VF Corporation Tax-Advantaged Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 28, 2000

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31
ASSETS                                             1999                 1998
------                                             ----                 ----
Investments, at fair value
  VF Corporation Common Stock -
    653,116 shares in 1999
    713,263 shares in 1998                     $ 19,593,480        $ 33,434,203
  VF Corporation ESOP Preferred Stock -
    1,669,444 shares in 1999
    1,760,119 shares in 1998                     80,133,315         132,008,899
  United States government obligations                    0          23,642,357
  Other securities                              214,123,308         163,179,051
                                               ------------        ------------
     Total investments                          313,850,103         352,264,510
Dividends and interest receivable                         0             412,438
Loans receivable from participants               11,260,552          10,779,465
                                               ------------        ------------
       TOTAL ASSETS                             325,110,655         363,456,413
                                               ------------        ------------

LIABILITIES
Employee Stock Ownership
  Plan obligation - payable to VF
  Corporation                                    21,140,274          29,023,961
                                               ------------        ------------
       TOTAL LIABILITIES                         21,140,274          29,023,961
                                               ------------        ------------
Net assets available for benefits              $303,970,381        $334,432,452
                                               ============        ============



See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                       Year Ended December 31
                                                           1999                  1998                  1997
                                                           ----                  ----                  ----
Investment income

  Dividends on VF Corporation ESOP
    Preferred Stock                                   $   3,548,108         $   3,717,516         $   3,847,891
  Interest                                                  766,141             1,772,472             1,232,836
  Income from VF Corporation Common Stock,
    mutual funds and bank common trust funds              8,751,829             8,425,985             7,312,037
                                                      -------------         -------------         -------------
                                                         13,066,078            13,915,973            12,392,764
                                                      -------------         -------------         -------------
Contributions
  Interest on loan repayments                               819,721               800,338               710,447
  Transfer from Bassett-Walker Thrift Plan                        0            16,229,453                     0
  Participants                                           18,853,409            17,745,275            15,431,933
  VF Corporation                                          6,907,055             6,412,929             5,665,204
                                                      -------------         -------------         -------------
                                                         26,580,185            41,187,995            21,807,584
                                                      -------------         -------------         -------------

Withdrawals                                             (26,465,797)          (16,589,990)          (14,085,336)
Forfeitures that reduce
  VF Corporation contributions                             (194,398)             (210,581)             (218,609)
Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                        (2,553,867)           (3,265,449)           (3,865,833)
Net realized and unrealized appreciation
  (depreciation) in fair value of investments           (40,894,272)           22,062,543            62,461,957
                                                      -------------         -------------         -------------
Net increase (decrease)                                 (30,462,071)           57,100,491            78,492,527

Net assets available for benefits
  at beginning of year                                  334,432,452           277,331,961           198,839,434
                                                      -------------         -------------         -------------
Net assets available for benefits
  at end of year                                      $ 303,970,381         $ 334,432,452         $ 277,331,961
                                                      =============         =============         =============


See notes to financial statements

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


NOTE A -- DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 15% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation's matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. The Corporation's matching contributions, all of which go into the ESOP, are allocated to employees in shares of ESOP Preferred Stock. Of the shares of ESOP Preferred Stock owned by the ESOP, 1,207,391 shares in 1999 and 1,099,474 shares in 1998 have been allocated to employees.

The ESOP's purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan will be repaid in increasing installments through 2002 from future minimum Corporation matching contributions to the ESOP and dividends on the ESOP Preferred Stock. The Corporation's minimum required matching contributions and dividends are $9.3 million in 2000, $9.6 million in 2001 and $5.0 million in 2002.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Individual accounts are maintained for each participant; each account includes the individual's contributions, Corporation matching contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation's obligation to pay plan expenses.

The transfer of applicable participant balances from the Bassett-Walker Thrift Plan, which was terminated effective April 1, 1998, has been disclosed seperately in the Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance, but may not borrow from the Corporation matching portion. Payment in full is required at termination of employment. There were 2,758 loans outstanding at December 31, 1999.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

The number of participants in each fund was as follows:

                                         Year Ended December 31
                                         ----------------------

                                          1999            1998
                                          ----            ----

Money Market Fund                         3,502          3,232
Fixed Income Fund                         3,281          3,516
Balanced Fund                             2,079          2,035
Equity Growth & Income Fund               5,725          5,712
Index 500 Fund                            4,550          4,369
Dividend Growth Fund                        121             --
Small-Cap Value Fund                      1,104            921
Small-Cap Growth Fund                     1,563          1,245
Foreign Fund                              1,301          1,281
VF Corporation Common Stock Fund          4,259          4,598
Employee Stock Ownership Plan             8,072          7,557

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES


Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation's Common Stock or the preferred stock's stated redemption price of $30.875 per share. For commercial notes and United States government obligations, UMB Bank, n.a. has established a fair value based on yields currently available on comparable instruments. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan Agreement and are based on customary and reasonable rates for such services.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

New Accounting Pronouncements: The Company has adopted the provision of SOP 99-3, "Accounting for a Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." The statement states that a defined contribution pension plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program as required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution pension plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type.

Reclassifications: Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated January 16, 1996 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:


                                           Net Realized & Unrealized
                                         Appreciation (Depreciation) in                              Fair Value
                                    Fair Value for the Year Ended December 31                      At December 31
                                 -------------------------------------------------------------------------------------------------
                                     1999             1998             1997             1999            1998              1997
                                 ------------      -----------     ------------     ------------     ------------     ------------
Fair value as determined by
  quoted market or stated
  redemption price:
 VF Corporation Common Stock     $(10,872,959)     $   358,149     $  8,601,707     $ 19,593,480     $ 33,434,203     $ 33,557,236
 ESOP Preferred Stock             (45,661,526)       1,122,167       38,076,668       80,133,315      132,008,899      135,766,589
 Mutual funds and
   Bank common trust funds         15,225,411       20,443,009       15,742,224      181,162,053      155,111,146      112,283,636
                                 ------------      -----------     ------------     ------------     ------------     ------------
                                  (41,309,074)      21,923,325       62,420,599      280,888,848      320,554,248      281,607,461
                                 ------------      -----------     ------------     ------------     ------------     ------------
Fair value as determined by
 Plan trustee:
 United States government
     obligations                     (148,152)               0                0                0       23,642,357       17,022,422
 Commercial notes                     (20,392)         139,218           41,358                0          852,848          501,345
 Mutual funds and
   Bank common trust funds            583,346                0                0       32,961,255        7,215,057        3,559,948
                                 ------------      -----------     ------------     ------------     ------------     ------------
                                      414,802          139,218           41,358       32,961,255       31,710,262       21,083,715
                                 ------------      -----------     ------------     ------------     ------------     ------------
                                 $(40,894,272)     $22,062,543     $ 62,461,957     $313,850,103     $352,264,510     $302,691,176
                                 ============      ===========     ============     ============     ============     ============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE D -- INVESTMENTS  (Continued)


The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:


                                                   1999                  1998
                                                   ----                  ----
ESOP Preferred Stock                        $80,133,315          $132,008,899
  (1,669,444 and 1,760,119 shares)
Fidelity Growth & Income Fund                70,818,636            73,627,154
  (1,501,667 and 1,606,177 shares)
VF Corporation Common Stock                  20,103,699            33,434,203
  (653,116 and 713,263 shares)
Vanguard Institutional Index Fund                     0            41,538,627
  (368,087 shares)
Fidelity US Equity Index Pool                50,724,675                     0
  (1,206,007 shares)
Fixed Income Fund                            32,961,255                     0
  (3,234,666 shares)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:


                                            Employee Stock Ownership Plan
                                                     December 31
                                              1999                  1998
                                              ----                  ----
ASSETS
  VF Corporation ESOP
  Preferred Stock
    1,669,444 shares in 1999
    1,760,118 shares in 1998               $80,133,315          $132,008,899
  Other securities                             318,291               497,609
                                           -----------          ------------
    Total investments                       80,451,606           132,506,508
                                           -----------          ------------
Dividends and interest receivable                    0                 2,312
                                           -----------          ------------
    TOTAL ASSETS                            80,451,606           132,508,820
                                           -----------          ------------

LIABILITIES
Employee Stock Ownership
  Plan obligation - payable to VF
  Corporation                               21,140,274            29,023,961
                                           -----------          ------------
    TOTAL LIABILITIES                       21,140,274            29,023,961
                                           -----------          ------------
Net assets available for benefits          $59,311,332          $103,484,859
                                           ===========          ============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS (continued)


   CHANGES IN NET ASSETS                                          Year Ended December 31
                                                      1999                  1998                 1997
                                                  -------------        -------------        -------------
Investment income
  Dividends on ESOP Preferred Stock               $   3,548,108        $   3,717,516        $   3,847,891
  Income from mutual funds and
    bank common trust funds                              17,013               26,771               26,008
                                                  -------------        -------------        -------------
                                                      3,565,121            3,744,287            3,873,899
Contributions
  VF Corporation                                      6,907,055            6,412,929            5,665,204
                                                  -------------        -------------        -------------
                                                      6,907,055            6,412,929            5,665,204
                                                  -------------        -------------        -------------

Withdrawals                                          (6,246,284)          (4,330,554)          (3,648,224)
Forfeitures that reduce
  VF Corporation contributions                         (184,026)            (202,527)            (218,609)

Interest paid to VF Corporation on Employee
 Stock Ownership Plan obligation                     (2,553,867)          (3,265,449)          (3,865,833)
Net realized and unrealized appreciation
 (depreciation)in fair value of investments         (45,661,526)           1,122,167           38,076,668
                                                  -------------        -------------        -------------
Net increase (decrease)                             (44,173,527)           3,480,853           39,883,105
                                                  -------------        -------------        -------------

Net assets available for benefits
  Beginning of year                                 103,484,859          100,004,006           60,120,901
                                                  -------------        -------------        -------------
  End of year                                     $  59,311,332        $ 103,484,859        $ 100,004,006
                                                  =============        =============        =============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE F -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                               1999              1998
                                                                               ----              ----
Net assets available for benefits per the financial statements              $303,970,381     $334,432,452
Amounts allocated to withdrawing participants                                          0        3,538,200
                                                                            ------------     ------------
Net assets available for benefits per Form 5500                             $303,970,381     $330,894,252
                                                                            ============     ============

The following is a reconciliation of withdrawals paid to participants per the financial statements to Form 5500:

                                                                                    1999
                                                                                    ----
Withdrawals paid to participants and forfeitures
 per the financial statements                                                    $26,465,797
Add amounts allocated to withdrawing participants at December 31, 1999                     0
Less amounts allocated to withdrawing participants at December 31, 1998           (3,538,200)
                                                                                 -----------
Withdrawals paid to participants and forfeitures per Form 5500                   $22,927,597
                                                                                 ===========

Amounts allocated to withdrawing participants are recorded on Form 5500 as withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                   VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
          LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


INVESTMENTS HELD AT DECEMBER 31, 1999
IDENTITY OF ISSUE, BORROWER,                                   NUMBER OF                               CURRENT
LESSOR, OR SIMILAR PARTY                                        SHARES              COST                VALUE
------------------------                                        ------              ----                -----
Fidelity Puritan Fund                                            639,873        $ 11,569,478        $ 12,176,778
Fidelity Growth & Income Fund                                  1,501,667          41,126,613          70,818,637
Fidelity Diversified International Fund                          278,788             803,520           7,142,567
Fidelity Dividend Growth Fund                                     26,524             734,262             768,946
Fidelity Retirement Money Market Portfolio                    12,840,738          12,840,738          12,840,738
Fidelity U.S. Equity Index Commingled Pool                     1,206,007          45,537,520          50,724,675
Baron Asset Fund                                                 143,844           7,126,763           8,453,729
Longleaf Small Cap Fund                                          204,153           4,551,753           4,123,894
ProCapp Fixed Income Fund                                      3,234,667          32,377,909          32,961,255
VF Corporation Common Stock                                      653,116          16,136,696          19,593,480
VF Corporation ESOP Preferred Stock                            1,669,444          53,108,837          80,133,315
Mutual Fund Window                                                   N/A          12,735,871          14,112,089
                                                                                ------------        ------------
                                                                                $238,649,960        $313,850,103
                                                                                ============        ============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

 Line 27(d) - Schedule of Reportable Transactions Year Ended December, 31, 1999


No transactions required to be reported.